Filed Pursuant to Rule 433
Registration Statement No. 333-269523
Pricing Term Sheet
MCKESSON CORPORATION
$500,000,000 4.250% Notes due 2029

Issuer: Expected Ratings (Moody’s / S&P / Fitch)*:	McKesson Corporation A3 (Stable) / BBB+ (Stable) / A- (Stable)

Security Title:	4.250% Notes due 2029

Principal Amount:	$500,000,000

Maturity Date:	September 15, 2029

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2025

Interest Rate:	4.250% per year

Benchmark Treasury:	UST 3.625% due August 31, 2029

Benchmark Treasury Price and Yield:	100-12 / 3.542%

Spread to Benchmark Treasury:	+72 bps

Yield to Maturity:	4.262%

Price to Public:	99.946% of the principal amount

Net Proceeds to Issuer (before expenses):	$497,980,000

Optional Redemption Provisions:	Make-whole and 1mo par call

Make-Whole Call:	Treasury Rate + 15 bps

Par Call:	Beginning August 15, 2029 at par

CUSIP:	581557 BV6

ISIN:	US581557BV65

Trade Date:	September 5, 2024

Settlement Date**:	September 10, 2024 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Barclays Capital Inc. Goldman Sachs & Co. LLC

Co-Managers:
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
ING Financial Markets LLC
SG Americas Securities, LLC
UniCredit Capital Markets LLC
R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.
**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on any date prior to the business day before delivery thereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or HSBC
Securities (USA) Inc. toll-free at 1-866-811-8049.
No PRIIPs or UK PRIIPs KID - No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or the UK.
This pricing term sheet supplements the preliminary prospectus supplement dated September 5, 2024 and prospectus dated February 2, 2023. This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.